August 7, 2006

Via EDGAR Via Federal Express	Jeffrey C. Thacker Jeff.Thacker@hellerehrman.com Direct +1.858.450.5765 Direct Fax +1.858.587.5920 Main +1.858.450.8400
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler

Re:	Artes Medical, Inc. Amendment No. 1 to Registration Statement on Form S-1, filed June 19, 2006 File No. 333-134086
Dear Mr. Riedler:
     We are submitting this letter on behalf of Artes Medical, Inc. (the “Company") in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 30, 2006 (the “SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-134086), as amended by Amendment No. 1 filed on June 19, 2006 (the “Registration Statement”). Concurrently herewith, we are filing with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on behalf of the Company.
     For your convenience, enclosed is a copy of Amendment No. 2, marked to show changes from the most recent amendment (Amendment No. 1) to the Registration Statement. The changes were made primarily in response to the Staff’s comments in the SEC Comment Letter and to update certain financial and capitalization information as of June 30, 2006.
     The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed copy of Amendment No. 2. All factual representations in this letter are based upon information provided to us.
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Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor   San Diego, CA 92122-1246   www.hellerehrman.com

Anchorage	Beijing	Hong Kong	Los Angeles	Madison, WI	New York	San Diego	San Francisco	Seattle
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Jeffrey P. Riedler Page 2
Graphics
1.	We note your response to our prior comment 5 and reissue that comment in part. Please revise the plain English explanation for “purified bovine collagen” to explain that it is collagen derived from calf hides. Please also explain the picture labeled “human histology.” In addition, the footnotes and legends as provided are not legible due to their size. Please revise the footnotes and legends to present them in a legible font in all your graphics.
     Response: The Company acknowledges the Staff’s comment and has revised the footnote regarding “purified bovine collagen” to indicate that bovine collagen is collagen derived from calf hides. The Company has also removed the term “human histology” and replaced it with a description indicating that the relevant graphic depicts a microscopic image of PMMA microspheres after injection into human skin. In addition, the Company has increased the size of the footnotes and legends to present them more prominently on the prospectus cover.
2.	We note your response to our prior comment 6 and reissue that comment in part. Please move the information on page two of the graphics regarding the results of your clinical trials to the business section where investors will have more context of the information provided.
     Response: The Company acknowledges the Staff’s comment and has removed the information on page two of the graphics regarding the results of its clinical trials. The Company believes that such information is covered in greater detail in the subsection entitled “—Clinical History” in the business section of the prospectus.
3.	We note your response to our prior comment 7. Please delete the words “The First to Last” as you have yet to receive final approval from the FDA.
     Response: The Company acknowledges the Staff’s comment and has deleted the words “The First to Last” from the prospectus cover.
Risk Factors, page 8-29
General
4.	We note that you have licensed some intellectual property to your competitor BioForm. Please consider adding a risk factor to discuss any material negative implications to your business of these licenses.
     Response: The Company acknowledges the Staff’s comment and has included an additional risk factor regarding the risks associated with the license grants to BioForm on page 22.
Because we have operated as a private company, we have no experience complying with public company obligations . . . ., pages 19-20

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5.	We note your response to our prior comment 33 and reissue that comment. Your risk factor as currently written still could apply to any initial public offering. Please revise it so that it addresses your situation more specifically or delete the risk factor. See Item 503(c) of Regulation S-K.
     Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has deleted the above-referenced risk factor.
We are recording non-cash compensation expense . . . ., page 20
6.	As June 23, 2006 has passed, you should be able to quantify the warrant modification expense. To the extent material, please disclose this expense in this risk factor.
     Response: The Company acknowledges the Staff’s comment and has disclosed, in the above-referenced risk factor on page 20, that it recorded a warrant modification expense of $1,278,000 in the second quarter of 2006.
Changes in, or interpretations of, accounting rules and regulations . . . ., pages 20-21
7.	We note your response to our prior comment 34 and reissue that comment in part. To the extent practicable, please quantify your expected impact of this change in accounting policy for the 2006 fiscal year.
     Response: The Company acknowledges the Staff’s comment and has included additional disclosure in the above-referenced risk factor on page 20, indicating that the impact of the adoption of SFAS No. 123(R) for stock options granted to employees and directors from January 1, 2006 through July 6, 2006 was approximately $7,264,000.
We will have broad discretion . . . ., page 28
8.	Please revise your disclosure in this risk factor regarding the anticipated use of proceeds so that it is consistent with your revised use of proceeds disclosure on page 31.
     Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the above-referenced risk factor so that it is consistent with the revised use of proceeds disclosure that now appears on page 32.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 43
9.	In your response to prior comment 42, you said that you had disclosed, on page F-34, the intrinsic value, based on the estimated price of the initial public offering, of outstanding vested and unvested options exercisable into common stock as of the most

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recent balance sheet date presented. As we did not see this disclosure, please: (a) clarify for us where you had included it, (b) include it, or (c) confirm that you will include it in the first amendment that includes your estimate of the initial public offering price.
     Response: The Company acknowledges the Staff’s comment and apologizes for the error in its previous response letter. The Company supplementally advises the Staff that the disclosure of the intrinsic value, based on the estimated initial public offering price, of outstanding vested and unvested options exercisable for common stock as of the most recent balance sheet date appears on page F-14. The Company also supplementally advises the Staff that it will revise such disclosure, as appropriate, to reflect the new estimated initial public offering price in the first amendment to the Registration Statement that includes an estimated initial public offering price.
Business, pages 50-70
General
10.	We note your response to our prior comment 44 and reissue that comment in part. It appears that your description of the following agreements may not be complete.
•	Licenses to BioForm should disclose obligations/rights defend and termination provisions;

•	Acquisition agreement with FormMed Biomedicals AG should disclose any continuing material obligations, and

•	Material terms of the MediPlant acquisition settlement agreement,
     Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 63 as follows in response to the above-referenced comment:
•	The description of the settlement agreement with BioForm and the license grants thereunder has been revised to include disclosure regarding the Company’s and BioForm’s respective rights to enforce the patents licensed under the agreement, and to include a description of the term and termination provisions of the agreement.

•	The description of the acquisition agreement with FormMed Biomedicals AG has been revised to indicate that the pledge of certain patents acquired under that agreement was released in October 2005, and that the Company currently has no continuing obligations under the agreement.

•	The Company has included additional disclosure regarding the Company’s separate settlement agreement with FormMed and Dr. Martin Lemperle, including the material terms thereof. The Company has also disclosed that it has no continuing obligations under the agreement.
Government Regulation, pages 62-66

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11.	We note your response to our prior comment 49 and reissue that comment. Please expand this discussion to address the regulatory requirements of marketing and selling your product in Taiwan if this is still a target market.
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that while the Company may engage in limited distribution activities in Taiwan through a third party distributor, Taiwan is not among the Company’s significant target markets. The Company has included additional disclosure under the caption “International Regulation” regarding regulatory requirements in Canada and Mexico, which (in addition to Europe) are more significant target markets for sales of ArteFill.
Clinical History, pages 66-68
12.	Please revise the graphic on page 67 so that a reader can easily determine which line applies to ArteFill and which line applies to the control.
     Response: The Company acknowledges the Staff’s comment and has revised the graphic on page 70 to depict the FFA Scale Improvement for ArteFill using a solid line and the FFA Scale Improvement for the control using a dashed line to more clearly distinguish the results for ArteFill versus the control.
Consolidated Financial Statements, page F-1
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm, page F-2
13.	So long as Ernst & Young opines on the period from inception through December 31, 2005 and so long as that opinion is based on the report of other auditors, please include the report of the other auditors and their consent to include it. As this period is no longer provided, it appears that Ernst & Young may no longer need to opine on it.
     Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that because the above-referenced period is no longer provided, Ernst & Young has removed the reference to the report of other auditors from their opinion.
Other
     In its response to Comment No. 54 of the Staff’s comment letter dated June 7, 2006 regarding the Company’s initial filing of the Registration Statement, the Company indicated that it intended to file all remaining exhibits to the Registration Statement in the next amendment subsequent to Amendment No. 1. The Company supplementally advises the Staff that all remaining exhibits to the Registration Statement are being filed concurrently with Amendment No. 2, except for Exhibit 4.2, Exhibits 4.13 — 4.17 and Exhibit 5.1. As the number of shares to be registered is not yet known, the Company is supplementally providing for the Staff’s review a draft of the legal opinion pertaining to the registered shares, which is enclosed herewith and submitted supplementally to the Staff.

Jeffrey P. Riedler Page 6
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     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 450-5765. Thank you very much for your assistance with this matter.
Very truly yours,

 /s/ Jeffrey C. Thacker

Jeffrey C. Thacker
Encl.

cc:	Sonia Barros John Krug Vanessa Robertson Oscar Young Stefan M. Lemperle, M.D.